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SEC FILE NUMBER 000-26689

CUSIP NUMBER 35063R-10-0

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
FOUNDRY NETWORKS, INC.

Full Name of Registrant
N/A

Former Name if Applicable
4980 Great America Parkway

Address of Principal Executive Office (Street and Number)
Santa Clara, CA 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form

10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)
On June 27, 2006, Foundry Networks, Inc. (the “Company”) announced that it had received a grand jury subpoena issued by the U.S. District Court for the Northern District of California and an information inquiry letter from the Securities and Exchange Commission requesting documents related to the Company’s granting of stock options from 1995 through the present. In connection with these inquiries, a special committee of the Board of Directors has been formed to conduct a review of the Company’s option grant practices covering all option grants since the beginning of the Company’s 1995 fiscal year.
At this time, the Company has not concluded that any of its previously issued financial statements should no longer be relied upon. However, because the option review is not yet complete and its impact on the stock-based compensation charges and related tax matters in the Company’s financial statements for the three and six months ended June 30, 2006 and 2005 has not yet been determined, the Company is not in a position to complete the preparation of the financial statements required to be included in its Quarterly Report on Form 10-Q for the period ended June 30, 2006.
The Company expects to file the Form 10-Q for the period ended June 30, 2006 as soon as possible after the special committee’s review is complete. This likely will not occur until after the fifth calendar day following the prescribed due date of the subject report.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Timothy D. Heffner	(408)	207-1304

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not checked either box because the review of stock options being conducted by the special committee of the Board of Directors is still ongoing and no determination has been made as to whether it will result in any impact on the Company’s financial statements.
FOUNDRY NETWORKS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By:	/s/ Timothy D. Heffner
	Name:	Timothy D. Heffner
	Title:	Vice President, Finance and Administration,
Chief Financial Officer
This report contains forward-looking statements, including statements regarding the expected timing of the filing of the Company’s Quarterly Report on Form 10-Q and the expected financial results for the three and six months ended June 30, 2006. These forward looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including, but not limited to, potential delays in the review by the special committee of the Board of Directors, the results of the review, and potential delays in the completion and filing of the Quarterly Report on Form 10-Q. More information about potential risks and uncertainties is included in the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and the Company’s other filings with the Securities and Exchange Commission. Actual results could differ materially, as a result of such factors, from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notification.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).